UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

TELECOMMUNICATION SYSTEMS, INC.

(Name of Subject Company (Issuer))

TYPHOON ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

COMTECH TELECOMMUNICATIONS CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

CLASS A COMMON STOCK, $0.01 PAR VALUE CLASS B COMMON STOCK, $0.01 PAR VALUE	87929J103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanton D. Sloane

President and Chief Executive Officer

Comtech Telecommunications Corp.

68 South Service Road, Suite 230

Melville, New York 11747

(631) 962-7000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Michael E. Ellis, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$363,206,690	$36,574.92

*          Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 72,641,338 shares of common stock, $0.01 par value per share, of TeleCommunication Systems, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 62,061,396 Shares issued and outstanding, (ii) 10,125,160 Shares issuable upon the exercise of outstanding options exercisable prior to March 22, 2016 and (iii) 454,782 Shares that will no longer be subject to forfeiture and other restrictions prior to March 22, 2016), multiplied by (b) the offer price of $5.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date.

**        The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,574.92	Filing Party:	Comtech Telecommunications Corp. Typhoon Acquisition Corp.
Form of Registration No.:	Schedule TO	Date Filed:	December 7, 2015

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third-party tender offer subject to Rule 14d-1.

☐         issuer tender offer subject to Rule 13e-4.

☐         going-private transaction subject to Rule 13e-3.

☐         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐         Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐         Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 further amends and supplements the Tender Offer Statement on Schedule TO originally filed on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015, Amendment No. 2 filed on December 21, 2015, Amendment No. 3 filed on December 23, 2015, Amendment No. 4 filed on January 4, 2016 and Amendment No. 5 filed on January 19, 2016 (the “Schedule TO”), relating to the offer (the “Offer”) by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares,” together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Amendment to the Schedule TO

Items 1, 4 and 11.	Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On February 3, 2016, Merger Sub extended the Offer until 5:00 P.M., New York City time, on Thursday, February 18, 2016. The Offer was extended to allow for the satisfaction of the conditions to the Offer. The Offer was previously scheduled to expire at 5:00 P.M., New York City time, on Wednesday, February 3, 2016.

The Depositary advised that as of February 2, 2016, approximately 22,544,375 Shares, representing approximately 35.64% of the currently issued and outstanding Shares, had been validly tendered and not validly withdrawn pursuant to the Offer.

The press release announcing the extension of the Offer issued by Comtech on February 3, 2016 is attached as Exhibit (a)(5)(K) hereto, and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of Exhibits:

(a)(5)(J)	Investor Presentation

(a)(5)(K)	Press Release issued by Comtech on February 3, 2016

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “Wednesday, February 3, 2016” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “Thursday, February 18, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

COMTECH TELECOMMUNICATIONS CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Senior Vice President and Chief Financial Officer

TYPHOON ACQUISITION CORP.

By:	/s/ Michael D. Porcelain
Name: Michael D. Porcelain
Title: Treasurer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 7, 2015*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(5)(A)	Investor Presentation(1)
(a)(5)(B)	Joint Press Release issued by Comtech and TCS on November 23, 2015(2)
(a)(5)(C)	General Questions and Answers(3)
(a)(5)(D)	Employee Questions and Answers(4)
(a)(5)(E)	Summary Newspaper Advertisement as published in Investor’s Business Daily on December 7, 2015*
(a)(5)(F)	Press Release issued by Comtech on December 7, 2015*
(a)(5)(G)	Press Release issued by Comtech on December 21, 2015*
(a)(5)(H)	Press Release issued by Comtech on January 4, 2016*
(a)(5)(I)	Press Release issued by Comtech on January 19, 2016*
(a)(5)(J)	Investor Presentation(5)
(a)(5)(K)	Press Release issued by Comtech on February 3, 2016
(b)	Commitment Letter, dated as November 22, 2015, between Comtech and Citibank, N.A. and its affiliates (6)
(d)(1)	Agreement and Plan of Merger, dated as of November 22, 2015, among Comtech, Purchaser and TCS(7)
(d)(2)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Maurice B. Tosé (8)
(d)(3)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Jon B. Kutler (9)
(d)(4)	Confidentiality and Nondisclosure Agreement, dated as of July 13, 2015, between Comtech and TCS*
(d)(5)	Teaming Agreement, dated as of March 25, 2010, as amended, between Comtech Systems, Inc. and TCS*
(d)(6)	Teaming Agreement, dated as of May 18, 2011, between Comtech Systems, Inc. and TCS*
(d)(7)	Teaming Agreement, dated as of April 9, 2013, between Comtech Systems, Inc. and TCS*
(g)	Not applicable
(h)	Not applicable

* Previously filed.

(1)        Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(2)        Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(3)        Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(4)        Incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(5)        Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on January 29, 2016 (Accession Number: 0001571049-16-011393)

(6)        Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(7)        Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(8)        Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(9)        Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)